Exhibit 99.15

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company

Cronos Group Inc.

76 Stafford Street, Suite 302

Toronto, Ontario M6J 2S1

2.                                      Date of Material Change

March 9, 2017

3.                                      News Release

The news release with respect to the material change referred to in this report was disseminated on March 9, 2017 through the facilities of Marketwired.

4.                                      Summary of Material Change

Cronos Group Inc. (“Cronos” or the “Company”) has closed its previously announced bought deal offering pursuant to the filing of a short form prospectus.

5.                                      Full Description of Material Change

Cronos has closed its previously announced bought deal offering pursuant to the filing of a short form prospectus, including the full exercise of the over-allotment option. A total of 7,705,000 common shares of the Company (the “Shares”) were sold at a price of $2.25 per Share for aggregate gross proceeds of $17,336,250 (the “Offering”).

The Offering was underwritten by a syndicate led by Eight Capital and which included PI Financial Corp., Beacon Securities Limited, GMP Securities L.P., Cormark Securities Inc. and Mackie Research Capital Corp.

The Shares were offered by way of a short form prospectus filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions.

6.                                      Reliance on Section 7.1(2) or (3) of Regulation 51-102 respecting continuous disclosure obligations

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.                                      Omitted Information

No information has been omitted on the basis that it is confidential information.

8.                                      Executive Officer

The following executive officer is knowledgeable about the material change and this report:

Michael Gorenstein

Director and Chief Executive Officer

Tel: (416) 504-0004

9.                                      Date of Report

March 17, 2017.